EXHIBIT 99.2

Term Sheet for:

Man Shing Agricultural Holdings, Inc.

Company:                   Man Shing Agricultural Holdings, Inc. (“MSAH” or the “Company”)

Commitment

Amount:                     Investor shall commit to purchase up to Thirty Million Dollars ($30,000,000) (the “Full Equity Sum”) of MSAH Common shares (the “Common Stock”). The first trench is being in the sum of Fifteen Million Dollars ($15,000,000) which shall be paid to the Company within Twelve (12) months after an effective registration of the shares (“S1 Registration”) on the OTC Bulletin Board (“Contract Period”)

                                    The Second trench is being in the sum of Fifteen Million Dollars ($15,000,000) which shall be exercisable at the option of the Company within the next Twelve (12) months.

Securities:                  Common Stock of the Company issued under the securities laws of the <?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />United States under Regulation D.

Put:                             The Company is entitled to request, and the Investor is obliged to purchase, an equity investment by the Investor during the Contract Period, pursuant to which the Company will issue Common Stock to the Investor with an aggregate Purchase Price equal to the equity investment, subject to the Market Price and the associated fees.

Put Restrictions:        There will be a minimum of Five (5) trading days between Puts. No Put will be made until an effective registration statement of the shares is shown. A Put may not be made if the Market Price is less than One Dollar ($1.00) per share. A Put may not be made in excess of Twenty percent (20%) of the aggregate trade volume of Five (5) consecutive days proceeding to the exercise of each Put.

Put Amounts:             The timing and amounts of the “Puts” shall be at the discretion of the Company. The aggregate dollar amount of all Puts in any Thirty-day (30) calendar period shall be up to a maximum of One Million Dollars ($1,000,000) and an each Put shall excess a maximum One Hundred Thousand Dollars ($100,000) per “Put.” We will, at our discretion, consider raising the maximum amount per Put after no less than Thirty (30) days following an effective registration of shares but in any event raising of the Put amounts shall be effected by the Investor on the expiry of (60) after the effective registration of the shares.

Put Date:                    Date on which Investor receives Put Notice requesting a draw down by the Company for a portion of the Equity Sum.

Market Price:            The lowest daily Volume Weighted Average Price (“VWAP”) of the Common Stock during the Pricing Period. Should the Market Price by the above formula be greater than Three Dollars ($3.00), then the Market Price shall be set at Three Dollars ($3.00). Should the Market Price be less than One Dollar ($1.00), then no Put may be made until the price is higher than One Dollar ($1.00).

Pricing Period:           The Five (5) consecutive trading day period shall begin to run on the first trading day after the Put Date.

First Put Date:           The date on which the First Put is exercisable i.e. 7 days after S1 registration with SEC is declared effectively.

Purchase Price:         The purchase price shall be set at Ninety Four percent (94%) of the Market Price.

Settlement Date:       The first (1st) trading day upon expiry of each Pricing Period. On each Settlement Date, the Company will cause the delivery of the Common Stock to the Investor or its designees, against simultaneous payment therefore to the Company’s designated account by way of wire transfer of Investors funds (provided that the shares of stock are received by the Investor no later than 1:00 pm EST or the purchase fund be paid on the next day if the shares are received thereafter.)

Structuring Fees:       The Company shall pay an one-off fees in the sum of Fifteen Thousand Dollars ($15,000) for structuring expenses of the Investor associated with proposed transaction.

Fees and Expenses:   Upon the first Put and all subsequent Puts, the Investor or its assignees shall receive directly from the Escrow Account compensation equal to Four percent (4%) of the gross proceeds of the Put.

 Commitment

Shares:                       Upon signing of this binding term sheet the Company shall issue the Investor One Million Five Hundred Thousand (1,500,000) shares of Common Stock. Should this transaction not close for any reason, but not on any parties’ faults, the Investor shall surrender back to the company One Million (1,000,000) of those shares. The day of closing is the day the definitive documents are signed by both parties.

Registration:              Promptly, but no later than Sixty (60) days from the Closing Date, the Company shall file a registration statement with the United States Securities and Exchange Commission (“SEC”) and use its best efforts to ensure that such registration statement is declared effective. The Company shall keep the registration statement for the Contract Period. The Company and the Investor hereby mutually agree Mr. Mark J. Ross of Sichenzia Ross Friedman Ference LLP  who will file the said registration within fourteen (14) days of the signing of this term sheet hereof. Among the shares registered in the first (1st) filed registration statement, at least 15% of which reflects the share of the commitment shares.

The Company is entitled to file additional registration statements within 24 months to issue new shares up to the maximum allowable number of shares, under Rule 415, i.e., until the amount of this equity line financing Thirty Million Dollars ($30,000,000) has been exhausted. In case where there are no registered, free trading shares available, the Company may not exercise a Put until the next registration statement has been declared effective.

Opt Out

Option:                       If during the term of this agreement the Company consummates a financing to which the Investor is not a party thereto, the Investor shall have an option to immediately terminate all future stock purchases.

Representations

And Warranties:        Usual and customary, plus representation and warranties by the Company that its SEC filings are accurate and that the Company will keep its filing up to date, and file all future filings on time.

Use of Proceeds:       Working capital and business development, production improvements and general corporate purposes.

Indemnification:         The Company will hold the Investor harmless from any and all damages or liabilities arising in connection with this financing.

Placement Agent

Agreement:                The placement agent, Aegis Capital Corp., who is affiliated with the Investor, has a separate agreement with the Company that will be honored.

Waive of

Conflict:                     The Company understands and agrees to waive any conflict due to the fact that the Investor, the Principals of the Investor, Aegis Capital Corp., and the Principals of Aegis Capital Corp. are all similar, related, and affiliated parties.

Expiration Date:        This term sheet shall expire if not accepted and agreed by the Company on or before December 30th, 2009.

Governing Law:        The definitive transaction documents will be governed by the laws of the State of New York, without regard to the principles of conflict of laws thereof.

Man Shing Agricultural Holdings, Inc.

By: /s/ Eddie Cheung

Name: Eddie Cheung
Title: CEO

BR Credit Corp.

By: /s/ Robert J Eide

Name: Robert J. Eide

Title: President and CEO